VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

January 7, 2026

Re: Quantum Space Fund, LLC.

Offering Statement on Form 1-A

File No. 024-12691

To Whom It May Concern:

On behalf of Quantum Space Fund, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Standard Time, on Friday, January 9, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Christine M. Parry

Christine M. Parry, Esq.

Red Rock Securities Law